

December 6, 2021

Ransom Jones
Chief Financial Officer
Greenway Technologies Inc
1521 North Cooper Street, Suite 205
Arlington, Texas 76011

      Re: Greenway Technologies Inc
          Form 10-K for the Year Ended December 31, 2020
          Filed April 14, 2021
          Form 10-Q for the Period Ended June 30, 2021
          Filed August 16, 2021
          File No. 000-55030

Dear Mr. Jones:

      We issued comments to you on the above captioned filings on November 15, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 20, 2021.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at (202) 551-3629 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing